Exhibit 8.20

August 31, 2001

American Fidelity Assurance Company
2000 N. Classen Blvd., Suite 400 East
Oklahoma City, OK 73106-6013
Attention: Derrick Owens

Re:      AMT Service Agreement

Dear Mr. Owens:

This letter sets forth the terms and conditions of the service agreement between Neuberger Berman Management Inc. ("NBMI") and American Fidelity Assurance Company (the "Company"), effective as of the 10th day of July, 2001.

The Company, NBMI and Neuberger Berman Advisers Management Trust (the "Trust") have entered into a Fund Participation Agreement, dated the 10th day of April, 2001, as may be amended from time to time (the "Participation Agreement"), pursuant to which the Company, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases shares ("Shares") of certain Portfolios of the Trust ("Portfolios") to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts ("Variable Contracts") offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts.

NBMI recognizes that in the course of soliciting applications for its Variable Contracts and in servicing owners of the Variable Contracts, the Company and its agents that are registered representatives of broker-dealers provided information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios, and provide services respecting investments in the Portfolios.

NBMI desires that the efforts of the Company and its agents in providing written and oral information and service regarding the Trust to current and prospective Variable Contract owners shall continue.

Accordingly, the following represents the collective intention and understanding of the services agreement between NBMI and the Company.

The Company and/or its affiliates agree to provide services ("Services") to current and prospective owners of Variable Contracts including, but not limited to: teleservicing support in connection with the Portfolios; delivery and responding to inquires respecting Trust prospectuses, reports, notices, proxies and proxy statements and other information respecting the Portfolios (but not including services paid for by the Trust such as printing and mailing); facilitation of the tabulation of Variable Contract owners' votes in the event of a meeting of Trust shareholders; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust, its transfer agent, or NBMI as may be reasonably requested; provision of support services including providing information about the Trust and its Portfolios and answering questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios; provision and administration of Variable Contract features for the benefit of Variable Contract owners participating in the Trust including fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; and provisions of other services as may be agreed upon from time to time.

In consideration of the Service, NBMI agrees to pay to the Company a service fee at an annual rate equal to fifteen (15) basis points (0.15%) of the average daily value of the Shares of the Portfolios (other than Balanced or Liquid Asset Portfolio) held in the Separate Accounts listed on Schedule B to the Participation Agreement. For purposes of computing the payment to the Company under this paragraph, the average daily value of Shares held in Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts' aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. NBMI shall calculate the payment to the Company under this paragraph by at the end of each calendar month and pay all fees to the Company within thirty
(30) business days after the last day of each month. NBMI shall send all payments and statements for Company to the attention of:

Ms. Shirley Williams
American Fidelity Securities, Inc.
2000 N. Classen Boulevard, FMS 200 South
Oklahoma City, OK 73106-6013

With all payments being made payable to: American Fidelity Securities, Inc.

In lieu of requesting that the Company indicate its Tax Identification Number ("TIN") on Form W-9, NBMI hereby requests that the Company furnish NBMI its TIN and acknowledge that the number shown below in this Section 2.3 is its correct TIN.

The Company acknowledges that the following number is its correct TIN:

                   Employer Identification Number: xx-xxxxxxx

This services agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. The services agreement may be terminated by either the Company or NBMI upon 60 days' written notice to the other, and shall terminate automatically upon redemption of all Shares held in Separate Accounts, upon termination of the Participation Agreement, or upon assignment of the Participation Agreement by either the Company or NBMI, or if required by law.

Nothing in this services agreement shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, NBMI or the Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

If this services agreement is consistent with your understanding of the matters we discussed concerning the Company's provision of the Services, please sign below, whereupon this letter shall constitute a binding agreement between us.

                                          Very truly yours,

                                          NEUBERGER BERMAN
                                          MANAGEMENT INC.

                                          By:    PETER E. SUNDMAN
                                          Name:  Peter E. Sundman
                                          Title:    President

                                          Acknowledged and Agreed to:

                                          AMERICAN FIDELITY
                                          ASSURANCE COMPANY

                                          By:    JOHN W. REX
                                          Name:  John W. Rex
                                          Title:   President